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                    TIME BROKERAGE AGREEMENT


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                         by and between

                         US RADIO, L.P.

                               and

               ML MEDIA OPPORTUNITY PARTNERS, L.P.


                           relating to

                         Station WMXN-FM
                        Norfolk, Virginia





                  Dated as of January ___, 1994
                        TABLE OF CONTENTS


Section                      Heading
Page

SECTION 1
     BROKERAGE OF STATION AIR TIME . . . . . . . . . . . . .
. . .  2
          1.1.Scope. . . . . . . . . . . . . . . . . . . . .
. . .  2
          1.2.Term . . . . . . . . . . . . . . . . . . . . .
. . .  3
          1.3.Consideration. . . . . . . . . . . . . . . . .
. . .  3
          1.4.Authorization. . . . . . . . . . . . . . . . .
. . .  4

SECTION 2
     OPERATION . . . . . . . . . . . . . . . . . . . . . . .
. . .  4
          2.1.Licensee Responsibility. . . . . . . . . . . .
. . .  4
          2.2.Broker Responsibility. . . . . . . . . . . . .
. . .  6
          2.3.Broadcast Output . . . . . . . . . . . . . . .
. . .  7
          2.4.Advertising and Programming; Sales and Trade
Agreements  7
          2.5.Assumption of Other Contracts. . . . . . . . .
. . .  8

SECTION 3
     COMPLIANCE WITH REGULATIONS . . . . . . . . . . . . . .
. . . 10
          3.1.Licensee Authority . . . . . . . . . . . . . .
. . . 10
          3.2.Cooperation Between Licensee and Broker. . . .
. . . 10
          3.3.Station Identification and Promotion.  . . . .
. . . 11
          3.4.Payola/Plugola.. . . . . . . . . . . . . . . .
. . . 11
          3.5.Political Advertising. . . . . . . . . . . . .
. . . 12
          3.6.Regulatory Changes . . . . . . . . . . . . . .
. . . 13

SECTION 4
     STATION BROADCASTS. . . . . . . . . . . . . . . . . . .
. . . 13
          4.1.Station Broadcast Guidelines . . . . . . . . .
. . . 13
          4.2.Licensee Control of Programming. . . . . . . .
. . . 13
          4.3.Right to Use the Programs. . . . . . . . . . .
. . . 15
          4.4. Rejection of Programming. . . . . . . . . . .
. . . . . 15
          4.5.Program Recordkeeping and Other Procedures.. .
. . . 15

SECTION 5
     TERMINATION AND REMEDIES UPON DEFAULT . . . . . . . . .
. . . 16
          5.1.Termination by Either Party. . . . . . . . . .
. . . 16
          5.2.Broker's Remedies. . . . . . . . . . . . . . .
. . . 17
          5.3.Liabilities Upon Termination of This
Agreement.. . . 18
          5.4.Arbitration. . . . . . . . . . . . . . . . . .
. . . 18

SECTION 6
     INDEMNIFICATION . . . . . . . . . . . . . . . . . . . .
. . . 19
          6.1.Broker's Indemnification.. . . . . . . . . . .
. . . 19
          6.2.Licensee's Indemnification.. . . . . . . . . .
. . . 20
          6.3.Procedure for Indemnification. . . . . . . . .
. . . 20
          6.4.Dispute Over Indemnification.. . . . . . . . .
. . . 22
SECTION 7
     COLLECTION OF ACCOUNTS RECEIVABLE . . . . . . . . . . .
. . . 22

SECTION 8
     STATUS OF EMPLOYEES . . . . . . . . . . . . . . . . . .
. . . 24
          8.1. . . . . . . . . . . . . . . . . . . . . . . .
. . . 24
          8.2. . . . . . . . . . . . . . . . . . . . . . . .
. . . 25

SECTION 9
     MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . .
. . . 26
          9.1.Assignment . . . . . . . . . . . . . . . . . .
. . . 26
          9.2.Brokerage. . . . . . . . . . . . . . . . . . .
. . . 26
          9.3.Counterparts.. . . . . . . . . . . . . . . . .
. . . 27
          9.4.Entire Agreement.. . . . . . . . . . . . . . .
. . . 27
          9.5.Headings.. . . . . . . . . . . . . . . . . . .
. . . 27
          9.6.Third Parties. . . . . . . . . . . . . . . . .
. . . 27
          9.7.Indulgences. . . . . . . . . . . . . . . . . .
. . . 27
          9.8.Counsel. . . . . . . . . . . . . . . . . . . .
. . . 28
          9.9.Severability.. . . . . . . . . . . . . . . . .
. . . 28
          9.10.Governing Law . . . . . . . . . . . . . . . .
. . . 28
          9.11.Confidentiality.. . . . . . . . . . . . . . .
. . . 29
          9.12.No Partnership or Joint Venture.. . . . . . .
. . . 29
          9.13.Licensee Certification. . . . . . . . . . . .
. . . 29
          9.14.Broker Certification. . . . . . . . . . . . .
. . . 30
          9.15.Notices.. . . . . . . . . . . . . . . . . . .
. . . 30
                        TIME BROKERAGE AGREEMENT


     This Time Brokerage Agreement ("Agreement") is made and entered into this ____ day of January, 1994, by and between ML MEDIA OPPORTUNITY PARTNERS, L.P., a Delaware limited partnership (the "Licensee") and US RADIO, L.P., a Delaware limited partnership (the "Broker").
                        WITNESSETH THAT:
     WHEREAS, Licensee owns and operates FM broadcast station WMXN-FM, 105.3 MHz, Norfolk, Virginia (the "Station") pursuant to licenses issued by the Federal Communications Commission (the "FCC"); and
     WHEREAS, Broker desires to provide radio programs in conformity with this Agreement and all rules, regulations, and policies of the FCC to Licensee for broadcast on the Station; and
     WHEREAS, Licensee desires to make broadcasting time on the Station available to Broker on terms and conditions which conform to FCC rules, regulations, and policies and to this Agreement; and
     WHEREAS, Licensee and US Radio V, Inc., a Delaware corporation ("Optionee") have concurrently entered into an Option Agreement (the "Option Agreement") under which Licensee has granted Optionee an option to purchase the Station (the "Call") and Optionee has granted to Seller an option to require Optionee to purchase the Station from Seller under certain circumstances (the "Put"), subject to prior FCC approval;
     WHEREAS, if the Call or Put are exercised but Optionee fails to consummate the purchase of the Station in accordance with the terms of the Asset Purchase Agreement attached as Exhibit 1 to the Option Agreement, Licensee may cause Broker to sell its Stations WOWI-FM, Norfolk, Virginia, and WSVY-AM, Portsmouth, Virginia jointly with the Station to a third party ("Joint Sale") in accordance with the terms of the Option Agreement;
     NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties, intending to be legally bound, agree as follows:
                            SECTION 1
                  BROKERAGE OF STATION AIR TIME
     1.1. Scope.  Licensee shall make available    to Broker
the Station's air time, as set forth in this Agreement, for broadcast of the programs produced or selected by Broker. Broker may provide entertainment programming of its selection, complete with commercial matter, news, public service announcements, and other suitable programming for broadcast on the Station. Notwithstanding the foregoing, Licensee shall utilize such time as Licensee may require for the broadcast of news, public affairs, public service announcements, and other informational programming provided by Licensee that is responsive to the needs and interests of its community of license and service area, which programming shall be broadcast at least 2 hours a week; provided, however, that Licensee shall not reserve time for its own programming between 5:00 a.m. and 10:00 a.m. or 3:00 p.m. and 8:00 p.m. on weekdays. Licensee hereby initially designates the hours set forth on Attachment C hereto for such use. It is understood and agreed that in the event of a local, state or national emergency or circumstances that Licensee in good faith believes necessary to satisfy the public interest, Licensee reserves the right to preempt programming time to broadcast programs and/or announcements on a non-commercial basis. Licensee will use its best efforts to notify Broker in advance of such preemptions. In addition, Broker shall broadcast, at Licensee's request, up to two (2) thirty-second announcements each day containing any material of Licensee's choice at such times as are mutually agreeable to Licensee and Broker. Broker shall also consider in good faith including in its programming such other public service announcements as Licensee may from time to time suggest.
     1.2. Term. This Agreement shall commence on January 31, 1994 (the "Commencement Date) and, unless sooner terminated in accordance with the terms hereof, shall continue for an initial term ending on the earliest of (i) March 1, 1995, if neither the Call nor Put have been exercised pursuant to the Option Agreement, (ii) the consummation of the sale of the Station to Optionee pursuant to the Option Agreement, or (iii) the consummation of a Joint Sale of the Station and Optionee's stations to a third party pursuant to the Option Agreement.
     1.3. Consideration. In consideration for the air time made available by Licensee hereunder, Broker shall, subject to the terms and conditions hereof, pay Licensee by check on or before the first (1st) day of the calendar month for which payment is due the sum of Forty-Two Thousand Dollars ($42,000) for each month during the term of this Agreement, prorated as appropriate for any partial months.
     1.4. Authorization. Licensee and Broker each represent to the other that it is legally qualified, empowered, and able to enter into this Agreement, that this Agreement has been duly approved by all necessary actions of its partners, that this Agreement is its legally binding obligation, enforceable in accordance with the terms hereof, and that this Agreement does not constitute a breach or default under its limited partnership agreement or certificate or any other agreement by which it is bound.
                            SECTION 2
                            OPERATION
     2.1. Licensee Responsibility.
     (a) Nothing herein shall be construed to grant to Broker the power or authority to control or direct the operation of the Station. Whenever on the premises of the Station, Broker's employees and agents shall at all times be subject to the direction and control of Licensee, its general manager and other employees or agents. The parties acknowledge and agree that Broker shall broadcast its programming from the Station studio located at Riverside Corporate Center, 240 Corporate Blvd., Suite 105, Norfolk, Virginia.
     (b) Licensee shall be responsible for, and pay in a timely manner, all real estate taxes and/or rental payments on the real property upon which the Station's antenna system and/or studio facilities are located, and all personal property taxes and/or rental payments on the Station equipment owned or rented by Licensee. Licensee shall also be responsible for the cost of maintaining the Station's studio, transmitter, and antenna equipment. Licensee shall employ its own general manager and such support staff as is necessary to oversee the operation of the Station. Licensee shall be responsible for the salaries, taxes, insurance, and related costs for all of Licensee's employees. Licensee shall maintain replacement value insurance coverage on the Station's transmitter, transmitter building, towers, antenna system, and studio equipment, and, in the event of any loss or damage to such property, Licensee shall use the proceeds of such insurance policies to replace, restore, or repair the lost or damaged property. Licensee shall cooperate with Broker, at Broker's expense, in making such arrangements as Broker shall reasonably request to deliver Broker's programming from any remote location to the Station's transmitter site.
     (c) Licensee shall be responsible for the Station's compliance with all applicable provisions of the Communications Act of 1934, as amended, the rules, regulations, and policies of the FCC, and all other applicable laws, including, without limitation, laws relating to equal employment opportunity (as applied to Licensee's employees), human exposure to radiofrequency radiation, and the safety of air navigation. Licensee represents that it now holds all licenses and other permits and authorizations necessary for the operation of the Station as presently conducted (including all FCC licenses, permits, and authorizations), and that it will maintain such licenses, permits, and authorizations in full force and effect throughout the term of this Agreement, unimpaired by any acts or omissions of Licensee. Licensee represents that there is not now pending or, to Licensee's knowledge, threatened, any action by the FCC or other party to revoke, cancel, suspend, refuse to renew, or modify adversely any of the licenses, permits, or authorizations necessary for the operation of the Station.
     2.2. Broker Responsibility. Broker shall employ and be responsible for the salaries, taxes, insurance, and related costs for all personnel employed by Broker in connection with the production or supply of the programs provided to the Station hereunder, and all other costs incurred by Broker in providing and broadcasting such programs, including telephone service at the studio and the cost of all utilities to operate the Station during the term of this Agreement and all other costs incurred in connection with broadcasts by the Station other than those for which Licensee is responsible under Sections 2.1(b) or 2.1(c). Broker shall also be responsible for all expenses incurred in the origination and/or delivery of Broker's programming to the Station's transmitter site, all music licensing fees and assessments with respect to the broadcast of Broker's programming by the Station (including but not limited to those charged by ASCAP, BMI, SESAC or similar organizations), and all publicity or promotional expenses incurred by Broker. Broker shall maintain broadcaster's errors and omissions insurance with respect to all programming to be broadcast by Broker over the Station, with such insurance carriers and such policy limits as are reasonably acceptable to Licensee, and shall name Licensee as an additional insured on all such insurance policies. Broker shall provide evidence of such insurance coverage to Licensee.
     2.3. Broadcast Output. Licensee represents that the Station's transmitting equipment has been maintained in accordance with good engineering standards necessary to deliver a high-quality stereo signal, complies in all material respects with all applicable laws and regulations (including the requirements of the Communications Act and the rules, regulations, policies, and procedures of the
FCC), and is operating with the full facilities currently authorized by the FCC for the Station. So long as this Agreement remains in effect, Licensee shall take no action that results in a materially adverse degradation in the present quality of the Station's broadcast output (normal and reasonable down-time for maintenance, repair, and replacement of equipment excepted).
     2.4. Advertising and Programming; Sales and Trade Agreements. All contracts, advertising, agreements, purchase orders, and other similar documents and instruments negotiated and executed by Broker in connection with its programming of the Station, sales, advertising, exploitation and promotion on or after the Commencement Date shall be in the name of Broker, and Broker shall not represent in any fashion that Broker is the licensee or owner of the Station. Broker will be entitled to all revenue from the sale of advertising or program time on the Station, except for revenues from advertising or program time sold by Licensee for the hours of operation and announcements reserved by Licensee in Section 1.1. All advertising contracts entered into by Licensee prior to the Commencement Date for commercial time to be broadcast after the Commencement Date (for cash or trade) shall be performed by Broker, and Broker shall be entitled to all revenue from such cash contracts and all trade to be delivered after the Commencement Date from such trade contracts; any cash prepayments with respect to such commercial time shall be paid over by Licensee to Broker, but Licensee shall have no obligation to Broker with respect to any trade received with respect to such commercial time prior to the Commencement Date. A complete schedule of such advertising contracts, both cash and trade, showing the amount of cash and trade already collected from the advertisers, is attached hereto as Attachment D.
     2.5. Assumption of Other Contracts. Licensee shall assign to Broker and Broker shall assume, as of the Commencement Date, the contracts listed in Attachment G (the "Contracts"). In the event that this agreement expires or is terminated for any reason and neither the sale of the Station to Optionee nor the Joint Sale of the Station and Optionee's stations to a third party is consummated pursuant to the Option Agreement, then the Contracts shall be reassigned to and assumed by Licensee upon the expiration or termination of this Agreement.Licensee shall use its best efforts to obtain any consents required to assign the Contracts to Broker. Notwithstanding any provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any contract, if (i) an attempted assignment, without the consent required for such assignment, would constitute a breach thereof or in any way have a material adverse effect on Licensee's or Broker's rights thereunder, and (ii) such consent is not obtained by Licensee prior to the Commencement Date. If any such required consent is not obtained, or if an attempted assignment would be ineffective or would adversely affect Licensee's rights thereunder so that Broker would not receive all such rights and benefits after the Commencement Date, Licensee shall cooperate in any arrangement Broker may reasonably request to provide Broker with Licensee's rights and benefits under any such contract, including enforcement for the benefit of Broker of any rights of Licensee against any other party thereto arising out of the breach or cancellation thereof by such party or otherwise. With respect to any contracts that require the consent of third parties for assignment, but for which the consent of such third parties has not been obtained as of the Commencement Date, Broker shall assume Licensee's obligations to be performed under those agreements only for the period after the Commencement Date during which Broker receives the benefits that Licensee was entitled to receive under such agreements as of the Commencement Date. Licensee shall attempt to negotiate cancellations of the agreements listed in Attachment H in consultation with Broker, and Broker shall reimburse Licensee for any cancellation fees incurred by Licensee in cancelling those agreements.
                            SECTION 3
                   COMPLIANCE WITH REGULATIONS
     3.1. Licensee Authority. Broker recognizes that Licensee has an obligation to broadcast programming that covers issues of public importance in Norfolk, Virginia and other communities within the Station's service area. The parties intend that Licensee will use a substantial portion of the air time reserved to it under Section 1.1 above to satisfy these public service obligations.
     3.2. Cooperation Between Licensee and Broker. Both parties shall cooperate in the broadcast of emergency information over the Station, and Licensee retains the right to preempt Broker's programming in case of an emergency. Licensee shall maintain a main studio within the Station's principal community contour and maintain its local public inspection file in its community of license. Licensee agrees that all reports and applications (including ownership reports and renewal applications) required to be filed with the FCC or any other governmental agency, department or body in respect of the Station will be filed in a timely manner and will be true and complete and accurately present the information contained therein and, to the extent required, will be kept in the public inspection file of the Station.
     3.3. Station Identification and Promotion. Licensee will retain all rights to the call letters WMXN or such other call letters as may be used by Licensee for the Station and will ensure that proper station identification announcements are made in accordance with FCC rules and regulations. Broker shall include in the programs it delivers for broadcast an announcement in a form satisfactory to Licensee at the beginning of each hour of such programs to identify WMXN or such other call letters as may be used by Licensee, as well as any other announcements required by the rules and regulations of the FCC. Broker shall submit to an officer or employee of Licensee designated by Licensee upon execution of this agreement (which person may be changed by Licensee from time to time thereafter) any promotional material, including on-air give-aways and other contests, for approval by Licensee at least two (2) business days prior to use of such promotional material by Broker. Licensee shall have the right to approve or reject such promotional material; provided, however, that if Licensee neither approves nor rejects such promotional material within two (2) business days after its submission by Broker, such material shall be deemed approved by Licensee and may be aired by Broker.
     3.4. Payola/Plugola. Broker agrees that neither it nor any of its employees or agents will accept any compensation or any kind of gift or gratuity of any kind whatsoever, regardless of its value or form, including but not limited to a commission, discount, bonus materials, supplies or other merchandise, services or labor, whether or not pursuant to written contracts or agreements between them and merchants or advertisers, unless, to the extent required by the FCC, the payer is identified in the program as having paid for or furnished such consideration. Broker agrees annually, or more frequently upon the request of Licensee, to provide Licensee with Payola/Plugola Affidavits substantially in the form attached hereto as Attachment E.
     3.5. Political Advertising. Licensee will oversee and take ultimate responsibility with respect to the provision of equal opportunities, lowest unit charge, and reasonable access to political candidates, and compliance with the political broadcast rules of the FCC. Broker shall cooperate with Licensee to assist Licensee in its compliance with the political broadcast rules of the FCC. Broker shall supply such information promptly to Licensee as may be necessary to comply with the lowest unit charge and political recordkeeping requirements of federal law. To the extent that Licensee believes necessary, in its sole discretion, Broker shall release advertising availabilities to Licensee to permit it to comply with the political broadcast rules of the FCC, including but not limited to
Section 315 of the Communications Act of 1934, as amended; provided, however, that revenues received by Licensee as a result of such a release of advertising time shall promptly be remitted to Broker.
     3.6. Regulatory Changes. In the event of the issuance of any order or decree of an administrative agency or court of competent jurisdiction, including without limitation any material change or clarification in FCC rules, policies, or precedent, which would cause this Agreement to be in violation of any applicable law, the parties will use their respective best efforts to negotiate in good faith any modifications of this Agreement that may be necessary to comply fully with such order or decree.
                            SECTION 4
                       STATION BROADCASTS
     4.1. Station Broadcast Guidelines. Licensee has adopted and will enforce certain programming guidelines (the "Guidelines"), a copy of which appears as Attachment A hereto. Broker agrees and covenants to comply with the Guidelines and with all rules, regulations and policies of the FCC that pertain to Broker's programming.
     4.2. Licensee Control of Programming. Notwithstanding the grant to Broker of the rights set forth in Section 1.1 hereof, Licensee shall retain full authority and control over the operation of the Station at all times during the term of this Agreement consistent with its obligations as an FCC licensee. Licensee acknowledges that it is familiar with the type of programming Broker intends to provide and has determined that the broadcast of such programming on the Station would serve the public interest. Broker agrees to use its best efforts to consult with Licensee in the creation and/or selection of programming to ensure that such programming includes material that is responsive to the problems, needs and interests of the community of Norfolk, Virginia, as those problems, needs and interests are made known to Broker by Licensee. Upon execution of this agreement, Licensee shall specify an officer or employee of Licensee with whom Broker shall consult on the foregoing matters (which person may be changed by Licensee from time to time thereafter). Licensee shall retain control over the policies and programming of the Station, including, without limitation, the right to decide whether to accept or reject any of the Broker's programming (including but not limited to advertisements) for broadcast by the Station, in advance of or during such broadcasts, and the authority to preempt any of such programming for other programming deemed by Licensee, in its sole discretion, to be of greater national, regional, or local importance, or necessary to promote the needs, interests, issues and desires of the Station's community of license and service area; provided, however, that Licensee shall use its best efforts to give Broker prior notice of Licensee's objections to Broker's proposed programming, including the basis for such objection, and a reasonable opportunity to substitute acceptable programming. Licensee shall be entitled to review on a confidential basis any programming material relating to Station broadcasts, including Broker's play-list, commercial schedule and schedule of public service announcements, as Licensee may reasonably request. Licensee and Broker shall cooperate in an effort to avoid conflicts regarding programming.
     4.3. Right to Use the Programs. Broker represents and warrants to Licensee that Broker has full authority to broadcast its programming on the Station, and that Broker shall not broadcast any material in violation of the copyright laws. All music supplied by Broker shall be: (i) licensed by ASCAP, SESAC or BMI; (ii) in the public domain; or (iii) cleared at the source by Broker. Licensee will maintain ASCAP, BMI and SESAC licenses as necessary.
     4.4. Rejection of Programming. In the event Licensee rejects programming from Broker pursuant to the terms of this Agreement for any reason other than Broker's failure to comply with the Guidelines and Broker does not substitute programming acceptable to Licensee, then the payments otherwise due Licensee pursuant to Section 1.3 shall be reduced by an amount computed in accordance with Attachment B for each hour or fraction of an hour that Broker is not able to broadcast its programs as a result of such rejection.
     4.5. Program Recordkeeping and Other Procedures.
Broker shall, upon request by Licensee, provide Licensee with information with respect to certain of Broker's programs which should be included in Licensee's quarterly issues and programs lists. Licensee shall also maintain the Station's logs, receive and respond to telephone inquiries, and control and oversee any remote control point for the Station. Broker will immediately serve Licensee with notice and a copy of any letter of complaint Broker receives concerning any program for Licensee's review and inclusion in the Station's public inspection file. Licensee will immediately serve Broker with notice and a copy of any letters of complaint it receives concerning any program.
                                SECTION 5
              TERMINATION AND REMEDIES UPON DEFAULT
     5.1. Termination by Either Party. In addition to other remedies available at law or equity, this Agreement may be terminated as set forth below by either Licensee or Broker by at least ten (10) days prior written notice to the other if the party seeking to terminate is not then in material default or breach hereof, upon the occurrence of any of the following:
          (a) this Agreement is declared invalid or illegal in whole or substantial part by an order or decree of an administrative agency or court of competent jurisdiction, and the parties are unable to modify this Agreement so that it complies with such order or decree; or
          (b) if Licensee loses its broadcast authority; or
          (c) the other party is in material breach of its obligations hereunder, under the Option Agreement or under the Asset Purchase Agreement executed pursuant to the Option Agreement, and has failed to cure such breach within ten
(10) days after receiving written notice thereof from the non-breaching party; provided, however, that if the breach is one that cannot be cured with reasonable diligence within ten (10) days, but could be cured within an additional sixty
(60) days and the breaching party is diligently attempting to cure the breach, then the non-breaching party may not terminate this Agreement on account of such breach until such additional sixty (60) day period has elapsed without a cure; or
          (d) if the Option Agreement is terminated by either party for any reason or if the Asset Purchase Agreement is terminated by either party for any reason and the forced sale remedy in Section 4 of the Option Agreement is not exercised by Seller; or
          (e) if all of the calls, puts and other options granted in the Option Agreement expire without having been exercised; or
          (f) at any time upon the mutual written consent of both parties.
     5.2. Broker's Remedies. In addition to the termination rights set forth in Section 5.1:
          (a)  If the Station is operated at less than
ninety percent (90%) of its licensed effective radiated power (main or auxiliary) (a "Specified Event") for a total of more than seventy-two (72) hours, whether or not consecutive, during any period of thirty (30) consecutive days, or if there are three (3) or more Specified Events each lasting more than four (4) consecutive hours, during any period of thirty (30) consecutive days, Licensee shall assign or pay over to Broker all proceeds of the business interruption insurance maintained by Licensee less any reduction in the monthly LMA payment by Broker pursuant to
Section 5.2(b). Licensee shall maintain throughout the term of this agreement business interruption insurance in an amount sufficient to compensate Broker fully for any losses it may incur as a result of such degradation or interruptions in service.
          (b) Upon the occurrence of a Specified Event, the monthly payment otherwise due under Section 1.3 hereof shall be reduced by an amount computed in accordance with Attachment B for each hour or fraction of an hour that such Specified Event occurs or continues.
     5.3. Liabilities Upon Termination of This Agreement. Following termination or expiration of this Agreement for any reason, including Broker's acquisition of the Station, Broker shall be solely responsible for all liabilities, debts and obligations accrued from the sale of air time or use of the Station's facilities by Broker including, without limitation, accounts payable, barter agreements, tradeout agreements, and unaired advertisements.
     5.4. Arbitration. Any dispute arising out of or related to this Agreement that Licensee and Broker are unable to resolve by themselves shall be settled by arbitration in Washington, D.C., by a panel of three (3) arbitrators. Licensee and Broker shall each designate one independent arbitrator, and the two arbitrators so designated shall select the third arbitrator. The persons selected as arbitrators need not be professional arbitrators, and persons such as lawyers, accountants, brokers, and bankers shall be acceptable. Before undertaking to resolve the dispute, each arbitrator shall be duly sworn faithfully and fairly to hear and examine the matters in controversy and to make a just award according to the best of his or her understanding. The arbitration hearing shall be conducted in accordance with the commercial arbitration rules of the American Arbitration Association. The written decision of a majority of the arbitrators shall be final and binding on Licensee and Broker. The costs and expenses (including reasonable attorneys' fees) of the arbitration proceeding shall be assessed between Licensee and Broker in a manner to be decided by a majority of the arbitrators, and the assessment shall be set forth in the decision and award of the arbitrators. Judgment on the award, if it is not paid within thirty (30) days, may be entered in any court having jurisdiction over the matter.
No proceeding based upon any claim arising out of or related to this Agreement shall be instituted in any court by Licensee and Broker against the other except (i) an action to compel arbitration pursuant to this Section, or (ii) an action to enforce the award of the arbitration panel rendered in accordance with this Section.
                            SECTION 6
                         INDEMNIFICATION
     6.1. Broker's Indemnification. Broker shall indemnify, defend, and hold harmless Licensee from and against any and all claims, losses, costs, liabilities, damages, FCC fines or forfeitures, and expenses (including reasonable legal fees and other expenses incidental thereto) of every kind, nature, and description, including but not limited to those relating to copyright infringement, libel, slander, defamation or invasion of privacy, arising out of (i) Broker's actions as Broker or Broker's broadcasts under this Agreement; (ii) any misrepresentation or breach of any warranty of Broker contained in this Agreement; and (iii) any breach of any covenant, agreement, or obligation of Broker contained in this Agreement.
     6.2. Licensee's Indemnification. Licensee shall indemnify, defend, and hold harmless Broker from and against any and all claims, losses, costs, liabilities, damages, FCC fines or forfeitures, and expenses (including reasonable legal fees and other expenses incidental thereto) of every kind, nature, and description, arising out of (i) Licensee's actions as licensee or Licensee's broadcasts under this Agreement; (ii) any misrepresentation or breach of any warranty of Licensee contained in this Agreement; and (iii) any breach of any covenant, agreement or obligation of Licensee contained in this Agreement.
     6.3. Procedure for Indemnification. The party seeking indemnification under this Section ("Indemnitee") shall give the party from whom it seeks indemnification ("Indemnitor") prompt notice, pursuant to Section 8.13, of the assertion of any such claim; provided, however, that the failure to give notice of a claim within a reasonable time shall relieve the Indemnitor of liability only to the extent that it is materially prejudiced thereby. Promptly after receipt of written notice, as provided herein, of a claim by a person or entity not a party to this Agreement, the Indemnitor shall assume the defense of such claim; provided, however, that (i) if the Indemnitor fails, within a reasonable time after receipt of written notice of such claim, to assume the defense thereof, the Indemnitee shall have the right to undertake the defense, compromise, and settlement of such claim on behalf of and for the account and risk of the Indemnitor, subject to the right of Indemnitor (upon notifying the Indemnitee of its election to do so) to assume the defense of such claim at any time prior to the settlement, compromise, judgment, or other final determination thereof, (ii) if in the reasonable judgment of the Indemnitee, based on the advice of its counsel, a direct or indirect conflict of interest exists between the Indemnitee and the Indemnitor, the Indemnitee shall (upon notifying the Indemnitor of its election to do so) have the right to undertake the defense, compromise, and settlement of such claim on behalf of and for the account and risk of the Indemnitor (it being understood and agreed that the Indemnitor shall not be entitled to assume the defense of such claim), (iii) if the Indemnitee in its sole discretion so elects, it shall (upon notifying the Indemnitor of its election to do so) be entitled to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of counsel so employed shall (except as contemplated by clauses (i) and (ii) above) be borne solely by the Indemnitee, (iv) the Indemnitor shall not settle or compromise any claim or consent to the entry of any judgment that does not include as an unconditional term thereof the grant by the claimant or plaintiff to each Indemnitee of a release from any and all liability in respect thereof, and
(v) the Indemnitor shall not settle or compromise any claim in any manner, or consent to the entry of any judgment, that could reasonably be expected to have a material adverse effect on the Indemnitee.
     6.4. Dispute Over Indemnification. If upon presentation of a claim for indemnity hereunder the Indemnitor does not agree that all, or part, of such claim is subject to the indemnification obligations imposed upon it pursuant to this Agreement, it shall promptly so notify the Indemnitee. Thereupon, the parties shall attempt to resolve their dispute, including where appropriate, reaching an agreement as to that portion of the claim, if any, which both concede is subject to indemnification. To the extent that the parties are unable to reach some compromise, either party may unilaterally submit the matter for determination by arbitration in accordance with Section 5.4.

                            SECTION 7
                COLLECTION OF ACCOUNTS RECEIVABLE
     Licensee hereby assigns to Broker, for purposes of collection only, all of the cash accounts receivable of Licensee arising from Licensee's operation of the Station prior to the Commencement Date (the "Accounts Receivable"). Broker shall use such efforts as are reasonable and in the ordinary course of business to collect those Accounts Receivable for a period of one hundred twenty (120) days following the Commencement Date (the "Collection Period"). This obligation, however, shall not extend to the institution of litigation, employment of counsel, or any other extraordinary means of collection. So long as those Accounts Receivable are in Broker's possession, neither Licensee nor its agents shall institute litigation for the collection of any amounts due thereunder. All payments received by Broker during the Collection Period from any person obligated with respect to any of the Accounts Receivable shall be applied first to Licensee's account and only after full satisfaction thereof to Broker's account; provided, however, that if the customer specifically instructs Broker to apply such payment to amounts owed by such customer to Broker, Broker may apply such payments to its own invoices; and provided further that if during the Collection Period any account debtor contests the validity of its obligation with respect to any Account Receivable, then Broker may return that Account Receivable to Licensee after which Licensee shall be solely responsible for the collection thereof. Broker shall not have the right to compromise, settle, or adjust the amounts of any of the Accounts Receivable without Licensee's prior written consent. Within fifteen (15) days following the expiration of each month during the Collection Period, Broker shall furnish Licensee with a list of Accounts Receivable collected during that month accompanied by a payment equal to the amount of such collections, less any salesperson's, agency, and representative commissions applicable thereto that are deducted and paid by Broker from the proceeds of such collections. Any Accounts Receivable that are not collected during the Collection Period or any Accounts Receivable that are more than 120 days past due that Licensee requests to be assigned to Licensee shall be reassigned to Licensee after which Broker shall have no further obligation to Licensee with respect to the Accounts Receivable; provided, however, that all funds subsequently received by Broker (without time limitation) that can be specifically identified, whether by accompanying invoice or otherwise, as a payment on the Accounts Receivable shall be promptly paid over or forwarded to Licensee.
                            SECTION 8
                       STATUS OF EMPLOYEES
     8.1. Attached hereto as Attachment F is a list of those employees of Seller to whom Broker will offer employment at the Station upon commencement of this Agreement. Licensee hereby consents to such offers of employment. Broker shall not assume the status of an employer or a joint employee of, or incur or be subject to any liability or obligation with respect to, any of Licensee's employees unless and until actually hired by Broker. Licensee shall be solely responsible for any and all liabilities and obligations Licensee may have to its employees (including but not limited to those liabilities and obligations accrued during Licensee's employment of those employees that are hired by Broker after the execution of this Agreement); provided, however, that for those employees listed on Attachment F who accept Broker's offer of employment and enter into Broker's employment, Broker shall assume (i) any obligation to pay severance to those employees in the event that Broker later terminates their employment, including any severance obligation that accrued before Broker hires such employees in an amount not exceeding $35,000 in the aggregate, and (ii) any obligation for vacation pay accrued from and after January 1, 1994. Licensee shall comply with the provisions of the Worker Adjustment and Retraining and Notification Act and similar laws, if applicable, and shall be solely responsible for any and all liabilities, penalties, fines, or other sanctions that may be assessed or otherwise due under such laws on account of the dismissal or termination of any Station employees by Licensee.
     8.2. The parties agree that Licensee shall continue to employ its current news director or, in the event her employment is terminated, a qualified successor news director and that she shall be responsible for the production of Licensee's news and public affairs or any special event programming broadcast pursuant to Section 1.1 or any other provision of this Agreement. During all of the news director's working hours when she is not engaged in the production of Licensee's news and public affairs programming, the Licensee shall make such news director available to Broker so that Broker can utilize him or her in the production and broadcast of Broker's programming.
During all hours when such news director is being utilized by Broker, he or she shall be subject to the supervision of Broker's program director. Broker shall reimburse Licensee for such news director's salary, payroll taxes and benefits in an amount not exceeding Thirty-Five Hundred Dollars ($3,500) per month; provided, however, that if the current news director's employment is terminated and Licensee replaces her, Broker shall be entitled to utilize such successor news director and shall be obligated to reimburse Licensee for the successor's salary, payroll taxes and benefits in an amount not exceeding Thirty-Five Hundred Dollars ($3,500) per month only if the successor is reasonably acceptable to Broker.
                            SECTION 9
                          MISCELLANEOUS
     9.1. Assignment. Neither party may assign its rights or obligations to a third party without the express written consent of the other party; provided, however, that Broker may, without the consent of Licensee, assign this Agreement and all of its rights and obligations hereunder to any entity controlled by Ragan A. Henry.
     9.2. Brokerage. The parties represent to each other that no media or other broker, agent or finder was involved in this transaction or the proposed sale of the Station to Broker other than Kalil & Co., which was retained by Licensee. Licensee shall be responsible for any brokerage commission or other fees payable to Kalil & Co. in connection with the sale of the Station to Broker. Licensee and Broker shall indemnify and hold each other harmless from and against any claim from any broker, agent or finder on account of any agreement, understanding or arrangement alleged to have been made by such party in connection with this transaction.
     9.3. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
     9.4. Entire Agreement. This Agreement and the Attachments hereto embody the entire agreement and understanding of the parties regarding the subject matter hereof and supersede any and all prior agreements, arrangements, and understandings relating to matters provided for herein.
     9.5. Headings. The headings in this Agreement are for convenience only and will not control or affect the meaning or construction of the provisions of this Agreement.
     9.6. Third Parties. Nothing in this Agreement, whether express or implied, is intended: (i) to confer any rights or remedies on any person other than Licensee, Broker, and their respective successors and permitted assignees; (ii) to relieve or discharge the obligations or liability of any third party, or (iii) to give any third party any right of subrogation or action against either Licensee or Broker.
     9.7. Indulgences. Unless otherwise specifically agreed in writing to the contrary: (i) the failure of either party at any time to require performance by the other of any provision of this Agreement shall not affect such party's right thereafter to enforce the same; (ii) no waiver by either party of any default by the other shall be taken or held to be a waiver by such party of any other preceding or subsequent default; and (iii) no extension of time granted by either party for the performance of any obligation or act by the other party shall be deemed to be an extension of time for the performance of any other obligation or act hereunder.
     9.8. Counsel. Each party has been represented by its own counsel in connection with the negotiation and preparation of this Agreement and, consequently, each party hereby waives the application of any rule of construction that would otherwise be applicable in connection with the interpretation of this Agreement, including but not limited to any rule of construction to the effect that any provisions of this Agreement shall be interpreted or construed against the party whose counsel drafted the provision.
     9.9. Severability. If any term of this Agreement is illegal or unenforceable at law or in equity, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. Any illegal or unenforceable term shall be deemed to be void and of no force and effect only to the minimum extent necessary to bring such term within the provisions of applicable law and such term, as so modified, and the balance of this Agreement shall then be fully enforceable.
     9.10. Governing Law. The obligations of Licensee and Broker are subject to applicable federal, state and local law, rules and regulations, including, but not limited to, the Communications Act of 1934, as amended, and the rules, regulations and policies of the FCC. The construction and performance of this Agreement will be governed by the laws of the Commonwealth of Virginia excluding the choice of law rules utilized in that jurisdiction, except to the extent governed by federal law.
     9.11. Confidentiality. The parties agree to keep the terms of this Agreement confidential. The parties will not publicize the existence of this Agreement, except that the parties will issue a joint press release about the existence of this Agreement and will cooperate to inform their respective employees of the existence of this Agreement. Notwithstanding the foregoing, the parties shall file this Agreement with the FCC to enable the FCC to conduct such review of the Agreement as it deems appropriate and may make any disclosure required by the Federal securities laws or deemed necessary or appropriate by US Radio, Inc. in public offering documents distributed in connection with a public offering of its common stock.
     9.12. No Partnership or Joint Venture. This Agreement is not intended to be and shall not be construed as a Partnership or Joint Venture Agreement between the parties. Except as otherwise specifically provided in this Agreement, neither party to this Agreement shall be authorized to act as agent of or otherwise represent or bind the other party to this Agreement.
     9.13. Licensee Certification. Licensee hereby certifies that it shall maintain ultimate control over the Station's facilities, including specifically control over the Station's finances, personnel and programming.
     9.14. Broker Certification. Broker hereby certifies that the arrangement contemplated by this Agreement complies with the provisions of Paragraphs (a)(1) and (e)(1) of Section 73.3555 of the FCC Rules.
     9.15. Notices. Any notice, demand, or request required or permitted to be given under the provisions of this Agreement shall be in writing and shall be deemed to have been duly delivered on the date of personal delivery or on the date of receipt, if mailed by registered or certified mail, postage prepaid and return receipt requested, to the following addresses, or to such other address as a party may request, in the case of Licensee, by notifying Broker, and in the case of Broker, by notifying Licensee:


     To Licensee:        ML Media Opportunity Partners, L.P.
               350 Park Avenue - 16th floor
               New York, NY 10022
               Attn: I. Martin Pompadur

     Copy to:       Proskauer Rose Goetz & Mendelsohn
               1585 Broadway
               New York, NY 10036
               Attn: Bertram A. Abrams, Esq.

     To Broker:          Ragan A. Henry
               Chairman and Chief Executive Officer
               US Radio Group, Inc.
               1234 Market Street
               Philadelphia, PA 19107

     Copy to:                           Marilyn D. Sonn
               Arent Fox Kintner Plotkin & Kahn
               1050 Connecticut Avenue, N.W.
               Washington, D.C. 20036-5339


     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.


          LICENSEE:

          ML MEDIA OPPORTUNITY PARTNERS, L.P.



          By: __________________________________




          BROKER:

          US RADIO, L.P.

          By: US Radio Group, Inc., General Partner



              By: _________________________________
                  Ragan A. Henry
                  Chairman and Chief Executive Officer
                          ATTACHMENT A


             Programming and Operational Guidelines
     Broker agrees to cooperate with Licensee in the broadcasting of programs conforming to the requirements of the Communications Act of 1934, as amended, the rules and regulations of the FCC, and the Licensee's policies. In this connection, Broker acknowledges that it has been given a copy of the relevant portions of the Licensee's "Operations Manual" which, among other things, sets forth certain policies with respect to news programming, contests, lotteries, false and deceptive programming, hoaxes and pranks, indecent programming, advertising copy and other matters. Broker agrees to use its best efforts to cooperate with Licensee in order to ensure that all programming supplied by Broker under this Agreement is fully consistent with Licensee's own written policies, as well as all applicable FCC rules, regulations and policies affecting advertising and programming content.
     In addition, in an effort to further clarify Station policy under this Agreement, Licensee and Broker have developed the following additional written guidelines which Broker agrees to observe in the preparation, production and broadcasting of programs on the Station:
     1. Controversial Issues. Any discussion of controversial issues of public importance shall be reasonably balanced with the presentation of representative contrasting viewpoints in the course of Station's overall programming; no attacks on the honesty, integrity, or like personal qualities of any person or group of persons shall be made during the discussion of controversial issues of public importance; and during the course of political campaigns, programs are not to be used as a forum for editorializing about individual candidates. If such events occur, Licensee may require that responsive programming be aired.
     2. Respect for Religious Beliefs and Practices. The subject of religion and references to particular faiths, tenets, and customs shall be treated with respect at all times. Programs shall not be used as a medium for attack on any faith, denomination, or sect or upon any individual or organization.
     3. No Plugola or Payola. The mention of any business activity or "plug" for any commercial, professional or other related endeavor, except where contained in an actual commercial message of a sponsor, is prohibited. No commercial messages ("plugs") or undue references shall be made in programming presented over the Station to any business venture, profit-making activity or other interest (other than noncommercial announcements for bona fide charities, church activities or other public service activities) in which Broker is directly or indirectly interested without the same having been approved in advance by the Licensee's General Manager and such broadcast being announced as sponsored material.
     4.   Political Election Procedures.  At least ninety
(90) days before the start of any primary or regular election campaign, Broker will review with Licensee's General Manager the policies and practices Broker will follow with respect to the sale of time to candidates for public office and/or their supporters to make certain that such policies and practices conform to all applicable laws and Station policy.
     5. Credit Terms Advertising. Pursuant to rules of the Federal Trade Commission, no advertising of credit terms shall be made over the Station beyond mention of the fact that, if desired, credit terms are available.
     6. No Illegal Announcements. No announcements or promotions prohibited by federal or state law or regulation of any lottery or game will be made over the Station. Any game, contest, or promotion relating to or to be presented over the Station must be fully stated and explained in advance to Licensee, which reserves the right in its sole discretion to reject any game, contest, or promotion.
     7. Programming Prohibitions. Broker shall not broadcast any of the following programs or announcements:
          (a) False Claims. False or unwarranted claims for any product or service.
          (b) Unfair Imitation. Infringements of another advertiser's rights through plagiarism or unfair imitation of either program idea or copy, or any other unfair competition.
          (c) Commercial Disparagement. Any disparagement of competitors or competitive goods.
          (d) Profanity. Any programs or announcements that are slanderous, obscene, profane, vulgar, repulsive or offensive, either in theme or in treatment.
          (e) Descriptions of Bodily Functions.  Any
programming which describes in a repellant manner bodily functions, or symptomatic results of internal disturbances.
          (f) Unauthenticated Testimonials.  Any
testimonials which cannot be authenticated.
          (g) Conflict Advertising. Any advertising matter or announcement which may, in the opinion of Licensee, be injurious or prejudicial to the interest of the public, the Station, or honest advertising and reputable business in general.
                          *     *     *
     Licensee may waive any of the foregoing regulations in specific instances if, in its opinion, good broadcasting in the public interest would be served thereby.
     In any case where questions of policy or interpretation arise, Broker should submit the same to Licensee for decision before making any commitments in connection therewith.

                          ATTACHMENT B

     In order to compute the rebate to which Broker is entitled under Sections 4.4 and 5.2(b) of the Agreement, multiply the per hour value for the time period involved, as set forth below in Column 3, by the number of hours affected during the corresponding day-part.

       Day Part
         Column 1


 Allocated Percentage of Monthly Compensation
Column 2



                                     Hours during Time
Period Per Month
Column 3



Value of Time Per Hour*
Monday-Friday, 5:00 a.m.-10:00 a.m.; 3:00 p.m.-7:00 p.m.
55%
180
   $128.00
Monday-Friday, 10:00 a.m.-3:00 p.m.; Saturday-Sunday, 9:00
a.m.-5:00 p.m.
25%
164
   $64.00
Monday-Friday, 7:00 p.m.-midnight
15%
100
   $63.00
Saturday-Sunday, 5:00 p.m.-midnight
5%
56
   $37.50
Monday-Friday, midnight-5:00 a.m.; Saturday-Sunday, midnight-
9:00 a.m.
0%
172
 0

             *Based on $42,000 monthly compensation



Example: If Licensee preempts 4 hours and 30 minutes of time during the M-F, 10:00 a.m.-3:00 p.m. day-part, Broker will be entitled to a rebate of 4.5 x $64.00 = $288.00
                          ATTACHMENT C


               Hours Designated for Licensee's Use



Sunday, 8:00 a.m. to 9:00 a.m., rebroadcast from 11:00 p.m.
- - - 12:00 midnight

Four one-minute "Street Beat" segments between 6:00 a.m. and 12:00 midnight, Monday-Friday, not including the "drive time" hours specified in Section 1.1 of the Time Brokerage
Agreement.
                          ATTACHMENT D


                Schedule of Advertising Contracts
                          ATTACHMENT E


County of ________________

State of Virginia


                  Anti-Payola/Plugola Affidavit
     ________________________, being first duly sworn,
deposes and says as follows:
     1.   I am ________________ [title/position] for US
Radio, L.P. ("Broker").
     2.   I have acted in the above capacity since
____________ (date).
     3. No matter has been provided by Broker for broadcast by Station WMXN-FM for which service, money or other valuable consideration has been directly or indirectly paid, or promised to, or charged, or accepted, by me from any person, which matter at the time so broadcast has not been announced or otherwise indicated as paid for or furnished by such person.
     4. So far as I am aware, no matter has been provided by Broker for broadcast by Station WMXN-FM for which service, money or other valuable consideration has been directly or indirectly paid, or promised to, or charged, or accepted, by Station WMXN-FM by the Broker, or by any independent contractor engaged by the Broker in furnishing programs, for any person, which matter at the time so broadcast has not been announced or otherwise indicated as paid for or furnished by such person.
     5. In the future, I will not pay, promise to pay, request or receive any service, money or other valuable consideration, direct or indirect, from a third-party in exchange for the influencing of, or the attempt to influence, the preparation or presentation of broadcast matter on Station WMXN-FM except where the matter so broadcast has been announced or otherwise indicated as paid for or furnished by such third-party at the time of the broadcast.
     6. Except as may be reflected in Paragraph 7 hereof, neither I, my spouse, nor any member of my immediate family has any present, direct or indirect ownership interest in any entity engaged in the following business activities (other than an investment in a corporation whose stock is publicly held), serves as an officer or director of, whether with or without compensation, or serves as an employee of any entity engaged in the following business or activities:
     (a)  the publishing of music;
     (b) the production, distribution (including wholesale and retail sales outlets), manufacture or exploitation of music, films, tapes, recordings or electrical transcriptions of any program material intended for radio broadcast use;
     (c) the exploitation, promotion or management of persons rendering artistic, production and/or other services in the entertainment field;
     (d) the ownership or operation of one or more radio or television stations other than a station owned by the Broker or its affiliates;
     (e)  the wholesale or retail sale of records intended
for public purchase; and
     (f) the sale of advertising time other than on Station WMXN-FM or any station owned by the Broker or its affiliates.
     7. A full disclosure of any such interest referred to in Paragraph 6 above is as follows:
     _____________________________________________________
     _____________________________________________________
     _____________________________________________________

               ______________________________
               Affiant


Subscribed and sworn to before me
this ____ day of ______________, 1994.


_________________________________
Notary Public

My commission expires: ______________________
                          ATTACHMENT F


              Employees of Licensee to Whom Broker
                      Will Offer Employment



                       (see attached list)
                          ATTACHMENT G


                     Other Contracts Assumed
                          ATTACHMENT H


                    Contracts to be Cancelled